Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2014

On March 6, 2015, the Board of Directors of Woori Bank passed the following resolution to hold the annual general meeting of shareholders on March 27, 2015.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 27, 2015; 9:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2014

2)	Appointment of directors (2 directors)

2-1 2-2	Candidate for standing director: Soo-Kyung Chung Candidate for non-standing director: Joon-Ki Kim

3)	Appointment of outside directors (6 outside directors)

3-1 3-2 3-3 3-4 3-5 3-6
Candidate for outside director: Il-Hwa Hong
Candidate for outside director: Hesuk Chun
Candidate for outside director: Han-Gi Jung
Candidate for outside director: Sang-Keun Oh
Candidate for outside director: Kang-Shik Choi
Candidate for outside director: Sungsoo Koh

4)	Appointment of Audit Committee members (4 members)

4-1	Candidates for members of the Audit Committee who serve as outside directors:
Hesuk Chun, Kang-Shik Choi, Sungsoo Koh
4-2	Candidate for member of the Audit Committee who serves as standing director:

Soo-Kyung Chung

5)	Approval of the maximum limit on directors’ compensation

•	In accordance with Article 18 of the Corporate Governance Code, information regarding the outside director candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

•	Agenda details

•	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background
Soo-Kyung	October	Dec. 30,		- Current) Standing Director, Woori Bank
Chung	1958	2016	Re-Appointment	- Attorney, Law Firm Ja-Woo
Joon-Ki Kim	January 1962	2 years	New Appointment	- Current) Director, HR & Administration Department, Korea Deposit Insurance Corporation - Director, Savings Bank Resolution Department, Korea Deposit Insurance Corporation

•	Appointment of outside directors

Serving as director
Name	Date of Birth	Term	Appointment	Career Background	of other companies
Il-Hwa	February	2		- Current) Standing Advisor, Women & People News
Hong	1947	years	New Appointment	- Head, 21st Century Unification Volunteer Corps	-
Hesuk Chun	December 1955	2 years	New Appointment	- Current) Professor, Economics, Cheongju University - Merrill Lynch (U.S.)	—

Han-Gi Jung	March 1956	2 years	New Appointment	- Current) Visiting Professor, Liberal Arts, Hoseo University - President & CEO, Eugene Asset Management	—

Sang-Keun Oh	April 1956	1 year	Re- Appointment	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association	—

Kang-Shik Choi	August 1960	1 year	Re- Appointment	- Current) Professor, Economics, Yonsei University - Director, The Korean Economic Association	—

Sungsoo Koh	August 1963	2 years	New Appointment	- Current) Professor & Director, Graduate School of Real Estate Studies, Konkuk University - Researcher, Korea Institute of Finance	Daelim B&Co. Outside Director

•	Appointment of Audit Committee members

Name	Term	Appointment
Hesuk Chun	2 years	New Appointment

Kang-Shik Choi	1 year	Re-Appointment

Sung-Soo Koh	2 years	New Appointment

Soo-Kyung Chung	Dec. 30, 2016	Re-Appointment